

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
Michael D. Weiner
Executive Vice President and Chief Legal Officer
Ares Management GP LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

   Re: **Ares Management, L.P.**
       Amendment No. 1 to
       Registration Statement on Form S-1
       Filed April 4, 2014
       File No. 333-194919

Dear Mr. Weiner:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

Unaudited Pro Forma Consolidated Financial Data, page 99

1. We received your correspondence dated April 14, 2014, which includes the pro forma financial information. Please be advised that we may have additional comments on the pro forma financial data once we have had an opportunity to review it.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of
Financial Condition, page 104

Note 1. Reorganization and Other Adjustments, page 104

Note (d), page 104

2.   We note your response to our prior comment 4. Revise your disclosure to clarify, if
        accurate, that portion of the funds that will be used to make the cash distribution to
        existing owners prior to the offering will come from borrowings under the Credit Facility.
        In addition, we continue to believe that proforma presentation of the planned cash
        distribution and reorganization transaction, consistent with the guidance of SAB Topic
        1B.3 (i.e. within your historical financial statements), is necessary to reflect the change in
        equity subsequent to the distribution. Please revise as necessary.

Compensation of Our Directors and Executive Officers, page 229

Summary Compensation Table for Fiscal Year 2013, page 230

3.   We note your revised compensation table and footnotes indicate that the distributions to
        your NEOs are not considered compensation. Please provide your analysis supporting
        your determination that the payments are not compensation and are not required to be
        disclosed in the compensation table.

4.   Additionally, we note that your "NEOs are compensated through a combination of equity
        grants, carried interest and incentive fees…" and that Messrs. Arougheti and Kissick
        received incentive fees in fiscal 2013. Please explain why these compensation awards are
        not included in the compensation table.

Notes to the Combined and Consolidated Financial Statements, page F- 11

Note 2. Summary of Significant Accounting Policies, page F-11

Management Fees, page F-18

5.   We note your response and revised disclosures as it relates to our prior comment 13.
        Please provide to us supplementally the amount and/or percentage of each revenue source
        from affiliates (i.e. management fee, performance fee, and other fees).

6.   We note your response and revised disclosures as it relates our prior comment 16 and the
        classification of your Part I ARCC fees within management fees. We also note that the
        qualitative nature of the Part I ARCC incentive fees differs from the remainder of the
        management fees recorded within the "Management fees" line item on the Combined and
        Consolidated Statements of Operations. As such, considering the different characteristics

of these two revenue streams and in an effort to provide more transparent disclosure, please revise your disclosure to report ARCC Part I incentive fee revenue separately from your management fee revenues**.**

Note 12. Stockholders' Equity and Member's Capital, page F-81

7.   We note your response to our prior comment 19 and we are reissuing our comment, in part. Please provide the following information related to the non-voting mandatorily convertible membership interests issued to Alleghany Insurance Holdings LLC in July 2013:

- Disclose the number of units issued.
- Expand your disclosure to quantify the impact to each line item on the statements of financial condition and statements of change in equity resulting from this transaction.
- Provide us with your calculation of the number of shares that these units will be converted to at the time of IPO.
- Provide us with your analysis that demonstrates that the conversion feature did not represent a beneficial conversion feature of the Equity Holder's membership interests at inception and that the effective conversion price at December 31, 2013 and March 31, 2014 continued to be equal to or in excess of the fair value of common equity at the issuance date.

Item 16. Exhibits and Financial Statement Schedules, page II-2
(a) Exhibits

8.   It appears that you do not intend to file your investment advisory agreement with ARCC. Considering the significance of this agreement, please present your analysis supporting your conclusion that you are not required to file the agreement.

        You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

                                                    Sincerely,

                                                    /s/ Suzanne Hayes
                                                    Suzanne Hayes
                                                    Assistant Director